FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of JANUARY 2007
                                31 JANUARY 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 01  Press release of British Sky Broadcasting Group plc announcing INTERIM DIVIDEND TIMETABLE released on 31 JANUARY 2007



                       BRITISH SKY BROADCASTING GROUP PLC

                           INTERIM DIVIDEND TIMETABLE


On 31 January 2007, BSkyB announced an interim dividend of 6.6p in respect of the six months to December 2006.

The ex-dividend date will be 28 March 2007 and the dividend will be paid on 24 April 2007 to shareholders of record on 30 March 2007.



Enquiries:

Dave Gormley
Tel: +44 (0)20 7705 3000
E-mail: david.gormley@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 31 JANUARY 2007                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary